12525 CHADRON AVENUE

HAWTHORNE, CA 90250

TEL: (310) 978-0516

FAX: (310) 978-3898

February 17, 2006

Ms. Michele Gohlke

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Reference:	OSI Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2005
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
File No 000-23125

Dear Ms. Gohlke:

I received your letter of January 24, 2006, and submit this letter in response. For your convenience, I have restated each of the requests as they appear in your letter:

1.	Consolidated Statements of Operations, page 4. “We note that you have presented the total amount of stock-based compensation included in each income statement line item for 2005 in a footnote at the bottom of your statements of operations. If you elect to present this information in future filings, please revise to include the information in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. We refer you to SAB Topic 14F.”

We have added parenthetical disclosure of non-cash stock-based compensation amounts to the related line items in our consolidated statements of operations included in our Quarterly Report on Form 10-Q for the three months ended December 31, 2005, and will continue to add such disclosure in our future filings. Please find as Attachment 1, a copy of our Consolidated Statements Of Operations as reported in our Quarterly Report on Form 10-Q for the three months ended December 31, 2005 as filed with the SEC on February 17, 2006.

2.	Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22. “Revise your MD&A discussion in future filings to include disclosure of the differences between the accounting for share-based payment arrangements before and after the adoption of SFAS 123(R). We refer you to SAB Topic 14.M for the specific disclosures required.”

Ms. Michele Gohlke

U.S. Securities and Exchange Commission

February 17, 2006

We have added the following MD&A disclosure to our Quarterly Report on Form 10-Q for the three months ended December 31, 2005, as filed with the SEC on February 17, 2006, and will add a similar disclosure in our future filings.

“In December 2004, the FASB issued SFAS 123R, which is effective for the annual periods beginning after June 15, 2005. SFAS 123R was effective for us beginning July 1, 2005. SFAS 123R requires all share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized as an operating expense in the income statement.

Effective July 1, 2005, we adopted the fair value measurement provisions of the SFAS 123R and accordingly have adopted the modified prospective application method. Under the provisions of SFAS 123R, the compensation cost relating to share-based payment transactions is to be recognized in the financial statements. Under SFAS 123R, the fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing model and amortized to expense straight-line over the options’ vesting period of three years.

During the six months ending December 31, 2005, each of the 1997 Stock Option Plan, 2004 Spacelabs Medical Stock Option Plan, 2005 Spacelabs Healthcare Plan and the 1998 Employee Stock Purchase Plan were in effect. The compensation cost in connection with these plans that has been charged against income for the three and six months ended December 31, 2005 was approximately $974,000 and $2 million, respectively, net of tax. The total income tax benefit recognized in the statement of operations for share-based compensation arrangements for three and six months ended December 31, 2005 was approximately $326,000 and $582,000, respectively.

As of December 31, 2005, total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 1997 Stock Option Plan amounted to $4.9 million. Under the 2004 Spacelabs Medical Stock Option Plan it amounted to $1.4 million. Under the 2005 Spacelabs Healthcare Plan it amounted to $172,000. We expect to recognize these costs over a weighted-average period of 1.4 years with respect to the 1997 Stock Option Plan, 1.7 years with respect to the 2004 Spacelabs Medical Stock Option Plan, and 2.9 years with respect to the 2005 Spacelabs Healthcare Plan.

Prior to July 1, 2005 and the adoption of SFAS 123R, we accounted for our employee stock option plans by applying the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations (“APB Opinion 25”). Among these interpretations, FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25,” issued in March 2000, directs that compensation expense should generally be determined on the date of grant, but only if the fair value of the underlying stock exceeded the exercise price on such date. We adopted the disclosure-only requirements of SFAS 123, “Accounting for Stock-Based Compensation,” (“SFAS

Ms. Michele Gohlke

U.S. Securities and Exchange Commission

February 17, 2006

123”) and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” (“SFAS 148”), an amendment to SFAS 123. These statements establish accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. As permitted by SFAS 123 and SFAS 148, we elected to continue to apply the intrinsic-value based method described above.

As such, prior to July 1, 2005, we applied APB Opinion 25 in accounting for substantially all of our stock-based awards and, accordingly, we recognized no compensation cost using the intrinsic value method for our stock-based compensation in the accompanying financial statements.”

3.	Response Letter filed November 14, 2005. We note that you filed a statement of acknowledgement in response to our comment letter dated October 28, 2005, however, the acknowledgement does not appear to have been signed. Please resubmit your statement of acknowledgement to include an appropriate signature with your responses to our comments above.

We apologize for this error and have enclosed as Attachment 2 to this letter a fully-executed copy of such statement of acknowledgement. We have also enclosed, as Attachment 3, a current statement of acknowledgement prepared in connection with this letter.

Should you have any further questions please contact me at telephone number 1-310-349-2346.

Sincerely,

/s/ Anuj Wadhawan
Mr. Anuj Wadhawan
Chief Financial Officer
OSI Systems, Inc.

ATTACHMENT 1

OSI SYSTEMS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Three months ended December 31,		Six months ended December 31,
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$117,138	$102,531	$219,008	$190,175
Cost of goods sold – (Includes non-cash stock-based compensation expense of $53 and $108 for three and six months ended December 31, 2005)	71,999	66,079	136,917	119,933

Gross profit	$45,139	$36,452	$82,091	$70,242
Operating expenses:
Selling, general and administrative – (Includes non-cash stock-based compensation expense of $1,144 and $2,218 for three and six months ended December 31, 2005)	33,515	25,595	66,929	50,388
Research and development – (Includes non-cash stock-based compensation expense of $103 and $215 for three and six months ended December 31, 2005)	8,700	7,066	17,431	13,736
Restructuring charges	—	—	800	—
Management retention bonus	51	549	572	1,098

Total operating expenses	42,266	33,210	85,732	65,222

Income (Loss) from operations	2,873	3,242	(3,641)	5,020

Interest income	69	103	89	191
Interest expense	(399)	(98)	(950)	(154)
Gain on sale of marketable securities	349	—	349	—

Income (Loss) before provision for income taxes and minority interest	2,892	3,247	(4,153)	5,057
Provision (Benefit) for income taxes	1,861	789	(996)	1,358
Minority interest	(946)	—	(946)	68

Net income (Loss)	$85	$2,458	($4,103)	$3,767

Basic earnings (loss) per share	$0.01	$0.15	($0.25)	$0.23

Diluted earnings (loss) per share	$0.00	$0.15	($0.26)	$0.23

Weighted average shares outstanding	16,299,337	16,168,778	16,270,205	16,185,269

Weighted average diluted shares outstanding	16,490,714	16,592,724	16,270,205	16,577,752

See accompanying notes to condensed consolidated financial statements.

ATTACHMENT 2

Statement of Acknowledgement

On behalf of OSI Systems, Inc., (the “Company”), I acknowledge that:

(a)	The Company is responsible for the adequacy and accuracy of the disclosures made by the Company in each of the filings it submits to the U.S. Securities and Exchange Commission (the “Commission”);

(b)	Comments received by the Company from the staff of the Commission or changes the Company makes to any disclosures in response to comments it receives from the staff of the Commission, do not foreclose the Commission from taking any action with respect to a filing made by the Company with the Commission; and

(c)	The Company may not assert comments it has received from the staff of the Commission as a defense in any proceeding initiated by the Commission or any person against the Company under the federal securities laws of the United States.

OSI SYSTEMS, INC.

By:	/s/ Anuj Wadhawan
Name:	Anuj Wadhawan
Title:	Chief Financial Officer
Date:	November 11, 2005

ATTACHMENT 3

Statement of Acknowledgement

On behalf of OSI Systems, Inc., (the “Company”), I acknowledge that:

(a)	The Company is responsible for the adequacy and accuracy of the disclosures made by the Company in each of the filings it submits to the U.S. Securities and Exchange Commission (the “Commission”);

(b)	Comments received by the Company from the staff of the Commission or changes the Company makes to any disclosures in response to comments it receives from the staff of the Commission, do not foreclose the Commission from taking any action with respect to a filing made by the Company with the Commission; and

(c)	The Company may not assert comments it has received from the staff of the Commission as a defense in any proceeding initiated by the Commission or any person against the Company under the federal securities laws of the United States.

OSI SYSTEMS, INC.

By:	/s/ Anuj Wadhawan
Name:	Anuj Wadhawan
Title:	Chief Financial Officer
Date:	February 17, 2006